Exhibit 21.1

LIST OF SUBSIDIARIES

1.	CVD/RMS Acquisition Corp., a Delaware corporation.

2.	Nellix, Inc., a Delaware corporation.

3.	ELGX International Holdings GP, a Cayman Islands company.

4.	Endologix International Holdings B.V., a Dutch corporation.

5.	Endologix International B.V., a Dutch corporation.

6.	Endologix New Zealand Co., a New Zealand unlimited liability company.

7.	Endologix Bermuda L.P., a Bermuda partnership.

8.	Endologix Italia S.r.l., an Italian corporation.
9. Endologix Singapore Private Limited, a Singaporean limited private company.
10. Endologix Poland sp. zo.o, a Polish limited company.